SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item
1.	Circular dated December 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: January 10, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

DISCLOSEABLE TRANSACTIONS

(I) DISPOSAL OF PROPERTY BY PARTNER LINK INVESTMENTS LIMITED
AND
(II) PLACING OF EXISTING SHARES OF
PACIFIC CENTURY PREMIUM DEVELOPMENTS LIMITED
BY ASIAN MOTION LIMITED

A letter from the board of directors of PCCW Limited is set out on pages 5 to 15 of this circular.

30 December 2004

— i —

DEFINITIONS

     In this circular, the following expressions have the following meanings, unless the context otherwise requires:

“Agent”	Pacific Century Paramount Real Estate Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of PCPD;

“April 2004 Circular”	the circular of PCPD (then known as Dong Fang Gas Holdings Limited) dated 2 April 2004;

“Asian Motion”	Asian Motion Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company, being the beneficial owner of approximately 51.07% of the issued share capital of PCPD as at the Latest Practicable Date;

“associate”	shall have the meaning ascribed to it under the Listing Rules;

“Authorised Person”	shall have the meaning ascribed to it in the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong);

“Block Trade Agreement”	a block trade agreement dated 30 November 2004 entered into between Asian Motion and Deutsche Bank in relation to the Placing;

“Board”	the board of Directors;

“Company”	PCCW Limited, a company incorporated in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange;

“Completion”	completion of the Property Disposal in accordance with the terms of the S&P Agreement;

“Conditions”	the conditions precedent set out in paragraphs (i) to (iv) under the sub-section headed “The sale and purchase and conditions precedent” under the section headed “Provisional Agreement”;

“Deed of Appointment”	the deed of appointment of leasing agent and manager to be entered into between the Purchaser and the Agent on Completion, an agreed form of which is annexed to the S&P Agreement;

“Deed of Rental Guarantee”	the deed of rental guarantee to be entered into between Partner Link, the Rental Guarantor and the Purchaser on Completion, an agreed form of which is annexed to the S&P Agreement;

DEFINITIONS

“Deutsche Bank”	Deutsche Bank AG, Hong Kong branch, an Independent Third Party;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Independent Third Party”	to the best of the knowledge, information and belief of the Directors, after making all reasonable enquiries, an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined under the Listing Rules;

“Joint Announcement”	the joint announcement relating to the Placing issued by the Company and PCPD dated 30 November 2004;

“Land”	all that portion of the Remaining Portion of Quarry Bay Marine Lot No. 1 as shown coloured Red on Plan 1 annexed to the Lease;

“Latest Practicable Date”	21 December 2004, being the latest practicable date prior to the issue of this circular for the purpose of ascertaining certain information in this circular;

“Lease”	the Lease dated 13 December 2000 and registered in the Land Registry by Memorial No. 8276622 as rectified by a Deed of Rectification and Confirmation dated 12 March 2001 and registered in the Land Registry by Memorial No. 8340656;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Monance”	Monance Limited, a company incorporated in Hong Kong and indirectly owned as to 98% by PCPD and as to 2% by the Company;

“Partner Link”	Partner Link Investments Limited, a company incorporated in the British Virgin Islands, an indirect wholly-owned subsidiary of PCPD and the principal activity of which is property investment;

“PCCW-HKT”	PCCW-HKT Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;

DEFINITIONS

“PCPD”	Pacific Century Premium Developments Limited, a company incorporated in Bermuda and whose shares are listed on the Main Board of the Stock Exchange;

“PCPD Director(s)”	the director(s) of PCPD;

“PCPD Group”	PCPD and its subsidiaries;

“PCPD Shareholder(s)”	holder(s) of PCPD Share(s);

“PCPD Share(s)”	ordinary share(s) of HK$0.10 each in the capital of PCPD;

“Placing”	the sale of the Placing Shares by Asian Motion to Deutsche Bank;

“Placing Shares”	the 450 million PCPD Shares sold by Asian Motion to Deutsche Bank on 30 November 2004;

“PRC”	the People’s Republic of China;

“Pre-emption Right”	the right of TaiKoo Place Holdings to purchase the Property pursuant to the terms of the Lease, as summarised in the section headed “Pre-emption Right of TaiKoo Place Holdings”;

“Premises”	all those following portions of the building known as Dorset House (which comprises a 4 level basement car park, a podium and 2 contiguous tower blocks above the podium) (the “Building”) erected on Portions of Section S and the Remaining Portion of Quarry Bay Marine Lot No. 1: (1) all those portions of the Building now known as PCCW Tower (formerly known at the date of the Lease as Hongkong Telecom Tower (Tower A)) as shown coloured Yellow on Plans 2 to 51 annexed to the Lease; and (2) all those loading and unloading bays on the Ground Floor of the Building as shown coloured Yellow hatched Black on Plan 6 annexed to the Lease; and (3) all those car parking spaces on Basement Levels 1 to 4 of the Building as shown coloured Yellow hatched Black on Plans 2 to 5 annexed to the Lease;

“Property”	the Land and the Premises held for the residue of the term created under the Lease;

“Property Disposal”	the sale of the Property by Partner Link to the Purchaser pursuant to the S&P Agreement;

DEFINITIONS

“Provisional Agreement”	the agreement in relation to the Property Disposal as constituted by an offer letter dated 19 November 2004 issued by the Purchaser Controller and the Purchaser to PCPD and Partner Link, and countersigned by PCPD and Partner Link on the same date;

“Purchaser”	Richly Leader Limited, a company incorporated in Hong Kong and an Independent Third Party;

“Purchaser Controller”	the ultimate beneficial owner of the Purchaser and an Independent Third Party;

“Rental Guarantor”	Ipswich Holdings Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of PCPD;

“S&P Agreement”	the formal sale and purchase agreement dated 21 December 2004 entered into between Partner Link and the Purchaser in relation to the Property Disposal;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Share(s)”	ordinary share(s) of HK$0.25 each in the capital of the Company;

“Shareholder(s)”	holder(s) of Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder”	shall have the meaning ascribed to it under the Listing Rules;

“TaiKoo Place Holdings”	TaiKoo Place Holdings Limited, a company incorporated in Hong Kong and an Independent Third Party;

“US$”	United States dollars, the lawful currency of the United States of America;

“sq. ft.”	square feet; and

“%”	percent.

For the purpose of illustration only, amounts denominated in US$ have been translated into HK$ at the rate of US$1.00 to HK$7.80.

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack (Deputy Chairman and	TaiKoo Place, 979 King’s Road
Group Managing Director)	Quarry Bay
Yuen Tin Fan, Francis (Deputy Chairman)	Hong Kong
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO
The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, JP
Aman Mehta
30 December 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS

(I)    DISPOSAL OF PROPERTY BY PARTNER LINK INVESTMENTS LIMITED

AND

(II)    PLACING OF EXISTING SHARES OF PACIFIC CENTURY PREMIUM DEVELOPMENTS
LIMITED BY ASIAN MOTION LIMITED

LETTER FROM THE BOARD

(1)    INTRODUCTION

     On 22 November 2004, the Company and PCPD jointly announced that PCPD and Partner Link, an indirect wholly-owned subsidiary of PCPD, entered into the Provisional Agreement on 19 November 2004 with the Purchaser Controller and the Purchaser pursuant to which Partner Link and the Purchaser conditionally agreed to enter into a formal agreement for the sale and purchase of the Property for a consideration of HK$2,808 million. Pursuant to the Provisional Agreement, Partner Link and the Purchaser entered into the S&P Agreement on 21 December 2004.

     Under the Listing Rules, the Property Disposal constitutes a very substantial disposal for PCPD, which requires the approval of PCPD Shareholders. The Property Disposal constitutes a discloseable transaction for the Company as both assets ratio and consideration ratio exceed 5% but less than 25% under Chapter 14 of the Listing Rules.

     On 30 November 2004, the Company and PCPD jointly announced that Asian Motion agreed to sell the Placing Shares to Deutsche Bank on 30 November 2004. On 2 December 2004, the Company further announced that based on the financial information set out in April 2004 Circular issued by PCPD, the value of the total assets attributable to the Placing Shares exceeds 5% but less than 25% of the consolidated total assets of the Company. Initially, the Company used the book carrying value of the Placing Shares which was HK$740 million and which represented 1.7% of the total assets of the Company, to calculate the “percentage ratios” for the Placing. After clarification, the calculation should have been based on the total assets of PCPD attributable to the Placing Shares. Accordingly, the Placing constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. In addition, the Company also clarified in the announcement dated 2 December 2004 that the Placing was entered into between the Company and Deutsche Bank as a contracting principal (as opposed to Deutsche Bank acting as a placing agent).

     On 13 December 2004, the Company announced that in view of the additional cost and time that would be involved in producing two circulars (one for the Placing and the other for the Property Disposal) within a short period of time, the Company planned to combine the two circulars and dispatch the combined circular both in Hong Kong and the United States of America on or before 31 December 2004. Accordingly, the Company has applied for, and the Stock Exchange had granted a waiver of Rule 14.38 of the Listing Rules to the Company to extend the time for despatch of the circular in respect of the Placing from 24 December 2004 to 31 December 2004.

     The purpose of this circular is to provide Shareholders with details of the Property Disposal and the Placing and other information in compliance with the requirements of the Listing Rules.

(2)    THE PROPERTY DISPOSAL

PROVISIONAL AGREEMENT

Date

     19 November 2004

LETTER FROM THE BOARD

Parties

(i)	PCPD

(ii)	Partner Link

(iii)	the Purchaser Controller

(iv)	the Purchaser

     Partner Link is an indirect wholly-owned subsidiary of PCPD. The Company, through Asian Motion, holds approximately 51.07% of the issued share capital of PCPD as at the Latest Practicable Date.

     PCPD has been informed by the Purchaser that, as at the Latest Practicable Date, its ultimate beneficial owner is the Purchaser Controller, and that the Purchaser Controller is a closed-end property fund for institutional investors which principally invests in real estate in various countries in Asia, managed by Pramerica Real Estate Investors (Asia) Pte. Ltd. The Purchaser, the Purchaser Controller and the ultimate beneficial owner of the Purchaser Controller are Independent Third Parties.

     To the best of the knowledge, information and belief of the Directors, after making all reasonable enquiries, the Company, being the controlling PCPD Shareholder, does not have any material interest in the Property Disposal other than through its interest in PCPD.

     On 22 December 2004, Partner Link was informed by the Purchaser that the Purchaser Controller had entered into an agreement with TaiKoo Place Holdings pursuant to which TaiKoo Place Holdings (through a subsidiary) would subscribe for 20% of the share capital in the Purchaser prior to Completion, and that as at Completion, the Purchaser Controller would hold not less than 50% of the issued share capital of the Purchaser.

The sale and purchase and conditions precedent

     Under the Provisional Agreement, Partner Link and the Purchaser were obliged to enter into the S&P Agreement within 2 business days of the satisfaction or waiver (in the case of condition (ii) below, by Partner Link and in the case of conditions (iii) and (iv) below, by the Purchaser) of all the conditions set out below provided that the signing date would not be earlier than 17 December 2004:

(i)	TaiKoo Place Holdings not exercising the Pre-emption Right;

(ii)	PCCW-HKT being satisfied that it, Monance (being the original lessee under the Lease) and Partner Link will not be under any obligations or liabilities under the Lease and any ancillary or related documents in respect of the Property as from Completion;

(iii)	the Purchaser being satisfied that Partner Link’s title to the Property is good and free from encumbrances; and

LETTER FROM THE BOARD

(iv)	the receipt by the Purchaser of an undertaking from Asian Motion agreeing to approve the sale of the Property on the terms set out in the Provisional Agreement or, as the case may be, to vote in favour of such sale at a general meeting (if required) of PCPD if Asian Motion is permitted to approve or vote on such sale under the Listing Rules.

     As the last of the Conditions to be satisfied was fulfilled on 21 December 2004 and on 15 December 2004, the Purchaser informed Partner Link that it would not exercise the option described in the section below headed “Option”, pursuant to the terms of the Provisional Agreement, Partner Link and the Purchaser entered into the S&P Agreement on 21 December 2004.

     Completion of the S&P Agreement is conditional upon compliance by PCPD with the applicable requirements of the Listing Rules, including the approval thereof by PCPD Shareholders at a general meeting. Please also refer to the section headed “Completion” below.

The Property

     The Property comprises PCCW Tower, a 43-storey office tower at No. 979 King’s Road, Quarry Bay, Hong Kong, together with certain loading and unloading bays on the ground floor and certain car parks on basement levels 1 to 4 of the office and commercial complex of which PCCW Tower forms part. The gross floor area of the Property is approximately 620,147 sq. ft.

     Currently, approximately 99% of the office space in the Property and approximately 50% of the carparks are let. Approximately 35% of the office space and 37% of the carparks are currently leased to PCCW Services Limited, a direct wholly-owned subsidiary of the Company.

     Under the Provisional Agreement, the Property is sold subject to lettings and tenancies existing as at Completion. The Company has been informed by PCPD that the value of the Property, as valued by CB Richard Ellis Limited, amounted to HK$2,652 million as at 31 December 2003 and HK$2,800 million as at 30 November 2004. Further information about the Property Disposal is discussed in the section headed “Financial effects of the Property Disposal” below.

Consideration

     The total consideration for the Property Disposal is HK$2,808 million paid or payable in cash by the Purchaser in the following manner:

(i)	a deposit of approximately HK$280.8 million was paid upon the signing of the S&P Agreement; and

(ii)	the balance of the consideration of approximately HK$2,527.2 million will be payable upon Completion.

     An initial deposit of US$18 million (equivalent to approximately HK$140 million) was paid by the Purchaser upon the signing of the Provisional Agreement. Pursuant to the Provisional Agreement, such initial deposit was converted into Hong Kong dollars and applied towards payment of the deposit referred to in (i) above upon the signing of the S&P Agreement.

LETTER FROM THE BOARD

     The Company has been informed by PCPD that the total consideration was determined after arm’s length negotiations between the parties to the Provisional Agreement taking into account the prevailing market conditions in Hong Kong, as well as a valuation of the Property by CB Richard Ellis Limited as at 31 December 2003 (as referred to in the section headed “Financial effects of the Property Disposal” below). The Directors consider that the terms of the Property Disposal (including the terms of the Deed of Rental Guarantee and the Deed of Appointment) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Force majeure

     The S&P Agreement provides that if, between the date of the S&P Agreement and Completion, the Property or any part thereof is damaged or destroyed due to the occurrence of certain specified events (including force majeure), then:

(a)	if the total costs for reinstating the damaged or destroyed portion of the Property as determined by independent quantity surveyors (the “Reinstatement Costs”) are less than HK$200 million, the Purchaser will be obliged to complete the purchase of the Property as originally scheduled; and

(b)	if the Reinstatement Costs are HK$200 million or more, then the Purchaser will have the option to either (i) proceed to Completion as originally scheduled, or (ii) postpone Completion until after the damaged or destroyed portion has been reinstated to its original condition by Partner Link at its cost.

Such postponed Completion will take place on a date specified by notice from Partner Link provided that: (1) the reinstatement works are completed on or before 31 December 2005 and Partner Link produces as evidence a copy of a certificate of fitness for occupation from an Authorised Person appointed by Partner Link for such works; (2) the specified date must not be less than 30 days from the date of the notice; and (3) if the reinstatement is not completed by 31 December 2005, the Purchaser will have the right to terminate the S&P Agreement and Partner Link will refund to the Purchaser all monies paid by it under the S&P Agreement.

Option

     Under the Provisional Agreement, the Purchaser had the option, exercisable on or before 15 December 2004, instead of entering into the S&P Agreement, to purchase the entire issued share capital of Partner Link at net asset value and all loans owing to the PCPD Group by Partner Link at book value but otherwise on substantially the same commercial terms as those in the S&P Agreement and subject to the Conditions and other terms as provided in the Provisional Agreement. On 15 December 2004, the Purchaser informed Partner Link that it would not exercise the option.

LETTER FROM THE BOARD

COMPLETION

Condition for Completion

     Completion is conditional upon the compliance by PCPD with the requirements of the Stock Exchange and the Listing Rules in relation to the S&P Agreement including the approval by PCPD Shareholders at a general meeting in accordance with the Listing Rules. PCPD has proposed to convene a special general meeting to be held on 17 January 2005 to, inter alia, approve the Property Disposal.

     In the event that the above condition precedent is not fulfilled on or before 31 January 2005 or such later date as the parties may agree, the S&P Agreement will immediately terminate and Partner Link will return to the Purchaser all deposits paid together with interest thereon within seven business days following the termination of the S&P Agreement.

Completion date

     Upon fulfillment of the condition precedent, Completion will take place on 3 March 2005 or an earlier date notified by Partner Link to the Purchaser by written notice provided that (a) such date is a business day not less than 14 days from the date of the notice, and (b) such notice may not be served earlier than 25 January 2005. The earliest date for Completion is therefore 8 February 2005.

DEED OF RENTAL GUARANTEE

     Under the S&P Agreement, on Completion, Partner Link, the Rental Guarantor and the Purchaser will enter into the Deed of Rental Guarantee pursuant to which Partner Link will pay the sum of HK$13.338 million to the Purchaser by way of guaranteed net monthly rental on the date of Completion and thereafter on the first business day of every month during the period of 5 years commencing from the date following Completion (the “Guaranteed Period”). This guaranteed rental is payable irrespective of the actual amount of income received from tenants and licensees and the cost and expenses required to be expended by the Agent and Partner Link in respect of the Property. In return Partner Link will be entitled to receive the actual rents and licence fees paid by the tenants and licensees. If during the Guaranteed Period, the actual net monthly rental received is higher than the guaranteed rental, Partner Link will be entitled to the excess. The guaranteed rental was determined after arm’s length negotiations between the parties to the Provisional Agreement, taking into account a yield requested by the Purchaser.

     The form of the Deed of Rental Guarantee provides that during the Guaranteed Period all expenses in respect of the Property will be borne by Partner Link and/or the Agent except for any expenditure of a capital or non-recurring nature, any expenditure of works required by any government department or other competent authority, certain taxes levied on the guaranteed rental and any insurance premium for which the Purchaser will be responsible.

LETTER FROM THE BOARD

     The Purchaser will be obliged to take out business interruption insurance in respect of the Property for a disruption period of at least 12 months for an agreed amount. If during the Guaranteed Period, any part of the Property is damaged or destroyed by certain specified force majeure events so that (i) under the terms of the letting agreements, the rent due from tenants or licensees is suspended or (ii) any part of the Property is incapable of being let out, the Purchaser will make a claim under the insurance policy and pay the same over to Partner Link. If Partner Link does not receive the insurance proceeds for the loss of income for a particular month within the next 4 months, Partner Link may deduct an equivalent amount from the guaranteed monthly rental next due provided that the insurance policy has not been violated or rendered invalid, and payment thereunder has not been refused as a result of any act or default of the Agent.

     The Rental Guarantor will guarantee the performance by Partner Link of its obligations under the Deed of Rental Guarantee.

     The form of the Deed of Rental Guarantee provides that it may be terminated during the Guaranteed Period in the event of: (i) termination by the Purchaser of the appointment of the Agent under the Deed of Appointment; (ii) the Purchaser Controller ceasing to be the ultimate beneficial owner of at least 50% of the entire issued share capital of the Purchaser; or (iii) the Purchaser ceasing to be the legal and/or beneficial owner of the Property. The Purchaser may not assign its benefit or obligations under the Deed of Rental Guarantee other than in favour of the mortgagees from time to time of the Property and any such mortgagee may also assign such rights when it exercises the power of sale to the subsequent purchaser but not further or otherwise.

DEED OF APPOINTMENT

     Under the S&P Agreement and the agreed form of the Deed of Rental Guarantee, on Completion, the Purchaser and the Agent will enter into a Deed of Appointment whereby the Agent will be appointed (i) the Purchaser’s sole and exclusive leasing agent to deal with all leasing and tenancy matters of the Property; and (ii) the Purchaser’s sole manager of the Property. The Agent will bear all costs and expenses incurred in the performance of its services under the Deed of Appointment (save for those of a capital or non-recurring nature for which the Purchaser will be responsible) and is not entitled to any fee or remuneration. Each of the appointments will be for a term of 5 years from the date of the Deed of Appointment, provided that the Deed of Appointment may be earlier terminated under certain specified circumstances including the early termination of the Deed of Rental Guarantee.

PRE-EMPTION RIGHT OF TAIKOO PLACE HOLDINGS

     Under the terms of the Lease, if Partner Link as the lessee receives a bona fide offer to purchase the whole of the Property, Partner Link is required to serve notice on TaiKoo Place Holdings of its intention to sell the Property, specifying the terms of the proposed Property Disposal (the “Disposal Notice”). TaiKoo Place Holdings will then have the right to purchase the Property within 30 days (the“Pre-emption Period”) on terms set out in the Disposal Notice. On 19 November 2004, Partner Link served a Disposal Notice on TaiKoo Place Holdings enclosing a copy of the Provisional Agreement. Accordingly, if TaiKoo Place Holdings exercised the Pre-emption Right, Partner Link would be obliged to sell and TaiKoo Place Holdings would be obliged to purchase the Property on those terms.

LETTER FROM THE BOARD

     Under the Lease, if no written reply is given on the expiry of the Pre-emption Period or if TaiKoo Place Holdings replies that it does not wish to purchase the whole of the Property on terms set out in the Disposal Notice, Partner Link may within 2 months from the date of expiry of the Pre-emption Period or, as the case may be, the date of TaiKoo Place Holdings’ reply, sell the whole of the Property to the Purchaser on terms no more favourable to the Purchaser than the terms set out in the Disposal Notice. TaiKoo Place Holdings informed Partner Link on 18 December 2004 that it would not exercise the Pre-emption Right to purchase the Property.

REASONS FOR AND BENEFITS OF THE PROPERTY DISPOSAL

     PCPD and its subsidiaries are principally engaged in the development of premium properties in Asia and the investment in premium-grade buildings in Asia or substantial parts thereof.

     As the PCPD Group continues to consider different business and investment opportunities, PCPD is exploring various ways to satisfy the anticipated funding requirements of the PCPD Group. Given the current favourable market conditions, the PCPD Directors consider that the Property Disposal represents a good opportunity for the PCPD Group to realize the Property at a reasonable price and improve the overall financing flexibility of the PCPD Group. As at the Latest Practicable Date, PCPD is a 51.07% subsidiary of the Company, and the Company will benefit from the Property Disposal through its shareholding in PCPD.

FINANCIAL EFFECTS OF THE PROPERTY DISPOSAL

     The Property was acquired by the PCPD Group on 10 May 2004 as part of the Sale Shares and the Sale Assets (each as defined in the April 2004 Circular) as jointly announced on 5 March 2004 by the Company and PCPD (then known as Dong Fang Gas Holdings Limited), at an aggregate consideration of HK$6,557 million, which was satisfied partly by the issue and allotment of new shares in PCPD and partly by the issue of convertible notes by PCPD. The terms of the Provisional Agreement including the consideration were determined by the parties on an arm’s length basis. The consideration for the sale of the Property is HK$2,808 million which is close to the valuation of HK$2,800 million as appraised by CB Richard Ellis Limited as at 30 November 2004, as informed by PCPD. The consideration represents a premium of approximately 21.6% over the net book value of the Property of approximately HK$2,309 million as at 30 September 2004 according to PCPD’s latest unaudited interim results.

     As announced by the Company on 22 November 2004, the book value of the Property is approximately HK$2,690 million as at 30 June 2004 according to the Company’s latest unaudited interim report. The Property Disposal would result in an estimated gain of approximately HK$3 million to the Group after taking into account the deficit on revaluation reserve of HK$115 million as at 30 June 2004. The estimated gain is calculated based on the accounting principles generally accepted and currently effective in Hong Kong and without taking into account (i) any changes in accounting standards which have been or may be announced by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) from time to time, but which have not yet taken effect, and (ii) the expenses incurred for the Property Disposal, including but not limited to agency commission and legal fees which is estimated to be approximately HK$31 million. In December 2004, the HKICPA issued

LETTER FROM THE BOARD

new accounting standards, Hong Kong Accounting Standard (“HKAS”) 40 “Investment Property”, which is effective for annual periods beginning on or after 1 January 2005. At the expected date of Completion which is expected to be in March 2005, HKAS 40 should have come into effect and be applicable to each of PCPD and the Company.

     Taking into account the adoption of HKAS 40 and the related transitional provisions, the Directors expect that the estimated gain on the Property Disposal to the Group will be close to nil (after taking into account the expenses incurred for the Property Disposal, including but not limited to agency commission and legal fees, which are estimated to be approximately HK$31 million). The decrease in estimated gain from approximately HK$3 million to close to nil is largely due to the effect on the calculation of the gain on the Property Disposal from (i) the reclassification of any amounts in the Group’s revaluation reserve as at 1 January 2005 to retained earnings upon adoption of HKAS 40; (ii) depreciation of the land and buildings portion of the Property up to Completion and (iii) estimated expenses of HK$31 million for the Property Disposal.

     The actual gain or loss to each of the PCPD Group and the Group will be determined on Completion based on applicable accounting principles effective at that time and the amount may be significantly different from those amounts disclosed in this circular, and a further announcement will be made if the amounts are significantly different.

     Based on the unaudited consolidated balance sheet of the Group as at 30 June 2004, the effect of the Property Disposal is a reduction of fixed asset by approximately HK$2,690 million with no effect on the liability of the Group, and upon completion of the Property Disposal, the cash balance of the Group will increase by HK$2,808 million less the expenses incurred for the Property Disposal, including but not limited to agency commission and legal fees, which is estimated to be approximately HK$31 million.

     On the basis of the combined income statements prepared for the Property Group (as defined in the April 2004 Circular) as set out in the April 2004 Circular for the three financial years ended 31 December 2001, 31 December 2002 and 31 December 2003 respectively, the net profit before taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2001 was approximately HK$91.8 million, the net profit before taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2002 was approximately HK$191.7 million while the net profit before taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2003 was approximately HK$44.4 million; and the net profit after taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2001 was approximately HK$50.9 million, the net profit after taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2002 was approximately HK$176.8 million while the net profit after taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2003 was approximately HK$39.6 million.

USE OF PROCEEDS FROM THE PROPERTY DISPOSAL

     The Company has been informed by PCPD that it intends to use the net proceeds from the Property Disposal as general working capital and to improve the overall financing flexibility of the PCPD Group. PCPD has also informed the Company that it does not at present have any specific investment projects which require the use of the proceeds.

LETTER FROM THE BOARD

(3)     THE PLACING

BLOCK TRADE AGREEMENT

Date:	30 November 2004

Seller of Placing Shares:	Asian Motion Limited, the controlling shareholder of PCPD and a wholly-owned subsidiary of the Company.

Purchaser of Placing Shares:	Deutsche Bank AG, Hong Kong branch, an Independent Third Party, is a corporation licenced to carry on business in types 1, 4, 6, 7 and 9 regulated activities under the SFO.

Number of Placing Shares:	450 million PCPD Shares, representing approximately 23.90% of the issued share capital of PCPD as at the date of the Joint Announcement and as at the Latest Practicable Date. The Placing Shares were bought by Deutsche Bank for its own account and as a proprietary trade where it dealt as principal. The Placing Shares were sold free of all liens, encumbrances, equities or other third party rights and rank pari passu in all respects with the existing PCPD Shares in issue.

Placing price:	HK$2.48 per Placing Share. This price was agreed after arm’s length negotiations and represents (i) a discount of approximately 6.42% to the closing price of HK$2.65 per PCPD Share as quoted on the Stock Exchange as at the date of the Joint Announcement; and (ii) a discount of approximately 8.99% to the average closing price of approximately HK$2.725 per PCPD Share as quoted on the Stock Exchange for the 5 trading days of the PCPD Shares immediately before and including the date of the Joint Announcement. The aggregate consideration for the Placing in the sum of HK$1,116 million was paid by Deutsche Bank upon completion of the Placing which took place on 3 December 2004.

Completion:	The Placing was unconditional and completion of the Placing took place on 3 December 2004.

     Deutsche Bank was initially described as a “placing agent” in the Company’s announcement dated 30 November 2004, however the Company subsequently clarified in its announcement dated 2 December 2004 that Deutsche Bank was in fact technically a contracting principal and not a placing agent.

REASONS FOR AND BENEFITS OF THE PLACING

      The Placing provided the Company with further liquid resources for its general corporate purposes, including but not limited to the repayment of debt. As at the Latest Practicable Date, the Company does not have any concrete plan as to how such resources will be utilised.

LETTER FROM THE BOARD

     The Company’s book carrying value of the Placing Shares was approximately HK$740 million and the net profits (before taxation and extraordinary items) attributable to the Placing Shares, based on the financial information of the Property Group (as defined in the April 2004 Circular) set out in the April 2004 Circular for the two financial years ended 31 December 2003 and 31 December 2002 are approximately HK$8 million and HK$37 million respectively. The Placing resulted in an estimated gain, before expenses, of approximately HK$376 million for the Company with reference to the unaudited management accounts of the Company as at 30 September 2004.

     Based on the unaudited consolidated balance sheet of the Group as at 3 December 2004, the effect of the Placing is an increase of minority interest of approximately HK$788 million with no effect on the liability of the Group, and upon the Placing, the cash balance of the Group will be increased by HK$1,116 million less the expenses incurred for the Placing, including but not limited to commission and legal fees.

     Immediately after completion of the Placing and as at the Latest Practicable Date, the Company holds approximately 51.07% of the issued share capital of PCPD and PCPD remains as a subsidiary of the Company.

     The Directors believe that the terms of the Placing are fair and reasonable and in the interests of the Shareholders as a whole.

(4)   ADDITIONAL INFORMATION

     The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

     PCPD and its subsidiaries are principally engaged in the development of premium properties in Asia and the investment in premium-grade buildings in Asia or substantial parts thereof.

     Your attention is drawn to the general information contained in the Appendix hereto.

Yours faithfully, For and on behalf of the Board PCCW Limited Yuen Tin Fan, Francis Deputy Chairman

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(1)	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

     As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:

(A)    Long Positions in Shares

		Number of ordinary shares			Number of underlying shares held under equity derivatives
Name of Director/chief executive	Personal interests	Family interests	Corporate interests	Other interests		Total	Percentage of issued share capital

Li Tzar Kai, Richard	—	—	4,709,600	1,746,122,668	3,490,018	1,754,322,286	32.65%
			(Note 1(a))	(Note 1(b))	(Note 1(c))
So Chak Kwong, Jack	2,161,000	—	—	—	16,322,000	18,483,000	0.34%
					(Note 3)
Yuen Tin Fan, Francis	—	—	—	—	17,068,000	17,068,000	0.32%
					(Note 2)
Peter Anthony Allen	253,200	—	—	—	2,629,200	2,882,400	0.05%
					(Note 2)
Alexander Anthony Arena	760,000	—	—	—	12,800,200	13,560,200	0.25%
					(Note 4)
Chung Cho Yee, Mico	1,176,260	18,455	—	—	11,390,400	12,585,115	0.23%
		(Note 5)			(Note 2)
Lee Chi Hong, Robert	992,600	511	—	—	5,000,000	5,993,111	0.11%
	(Note 6(a))	(Note 6(b))			(Note 2)
Sir David Ford	—	—	—	—	2,000,000	2,000,000	0.04%
					(Note 2)
Prof Chang Hsin-kang	64,000	—	—	—	—	64,000	0.001%
Dr The Hon Li Kwok Po, David	600,000	—	—	—	—	600,000	0.01%

APPENDIX	GENERAL INFORMATION

Notes:

1.	(a)	These interests were held by Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, which was 100% owned by Li Tzar Kai, Richard.

	(b)	These interests represented:

		(i)	a deemed interest in 36,726,857 shares of the Company held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

		(ii)	a deemed interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares of the Company;

		(iii)	a deemed interest in 1,526,094,301 shares of the Company held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.32% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares of the Company; and

		(iv)	a deemed interest in 162,947,224 shares of the Company held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard — see above) was a holder.

	(c)	This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises:

		(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts (“ADRs”), each representing 10 shares of the Company; and

		(ii)	an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCGH and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a company in which PCRD had a 45.14% interest) and were convertible into 2,811,018 shares of the Company.

APPENDIX	GENERAL INFORMATION

2.	These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in paragraph (D) below.

3.	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 4,322,000 underlying shares which will be transferred to him in two equal annual installments commencing from the second anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 12,000,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in paragraph (D) below.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 12,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in paragraph (D) below.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.

6.	(a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

(b) These shares were held by the spouse of Lee Chi Hong, Robert.

(B)    Short Positions in the Shares and Underlying Shares of the Company

     Under the SFO, Li Tzar Kai, Richard was deemed as at the Latest Practicable Date to have short positions held pursuant to equity derivatives in respect of an aggregate of 325,498,469 underlying shares, representing 6.06% of the total issued share capital of the Company, details of which are as follows:

(a)	a short position in respect of 91,764,705 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of 91,764,705 shares in the Company. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO;

(b)	a short position in respect of 229,411,764 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,764 shares in the Company. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO; and

APPENDIX	GENERAL INFORMATION

(c)	through PCD (a corporation 100% controlled by Li Tzar Kai, Richard - see above) a short position in respect of 4,322,000 underlying shares in the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to So Chak Kwong, Jack in two equal annual instalments commencing from the second anniversary of his employment with the Company.

(C)    Long Positions in the Shares of Associated Corporations

(a)	PCCW Capital Limited

PCGH and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard was deemed to have an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited by virtue of being the founder of certain trusts which held 100% of PCGH.

(b)	PCPD

	Number of ordinary shares				Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
Name of Director/ chief executive	Personal interests	Family interests	Corporate interests	Other interests

So Chak Kwong, Jack	—	—	—	—	5,000,000	5,000,000	0.27%
Chung Cho Yee, Mico	—	—	—	—	5,000,000	5,000,000	0.27%

     The above interests represented the interests in underlying shares in respect of share options granted by PCPD to these Directors as beneficial owners pursuant to its share option scheme, the details of which as at the Latest Practicable Date were as follows:

Name of Director/ chief executive	Date of grant	Exercisable period	Exercise price	Number of options outstanding
	(Note 1)	(Note 1)	HK$

So Chak Kwong, Jack	12.20.2004	12.20.2004	2.375	5,000,000
		to 12.19.2014
Chung Cho Yee, Mico	12.20.2004	12.20.2004	2.375	5,000,000
		to 12.19.2014
Notes:
1.	All dates are shown month/day/year.
2.	These options fully vested on the date of grant.

APPENDIX	GENERAL INFORMATION

(D)      Directors’ Rights to Acquire Shares of the Company

     As at the Latest Practicable Date, the Directors’ interests in share options of the Company which remain outstanding are summarised below:

Name of Directors	Date of grant	Vesting period	Exercisable period	Exercise price	Number of options outstanding
	(Note)	(Note)	(Note)	HK$

So Chak Kwong, Jack	07.25.2003	07.25.2004	07.25.2004	4.3500	12,000,000
		to 07.25.2006	to 07.23.2013

Yuen Tin Fan, Francis	08.28.1999	08.17.2000	08.17.2003	11.7800	2,134,000
		to 08.17.2004	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	3,200,000
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	3,200,000
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	8,534,000
		to 07.25.2006	to 07.23.2013

Peter Anthony Allen	08.28.1999	08.17.2000	08.17.2000	11.7800	272,000
		to 08.17.2002	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	178,600
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	178,600
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	2,000,000
		to 07.25.2006	to 07.23.2013

Alexander Anthony Arena	08.28.1999	08.17.2000	08.17.2000	11.7800	3,200,000
		to 08.17.2004	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	1,600,000
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	1,600,000
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	6,400,000
		to 07.25.2006	to 07.23.2013

Chung Cho Yee, Mico	08.28.1999	08.17.2000	08.17.2001	11.7800	3,575,200
		to 08.17.2004	to 08.17.2009
	08.26.2000	08.26.2001	08.26.2001	60.1200	1,060,000
		to 08.26.2005	to 08.26.2010
	02.20.2001	08.26.2001	08.26.2001	16.8400	1,060,000
		to 08.26.2005	to 01.22.2011
	07.25.2003	07.25.2004	07.25.2004	4.3500	5,695,200
		to 07.25.2006	to 07.23.2013

Lee Chi Hong, Robert	07.25.2003	07.25.2004	07.25.2004	4.3500	5,000,000
		to 07.25.2006	to 07.23.2013

Sir David Ford	07.25.2003	07.25.2004	07.25.2004	4.3500	2,000,000
		to 07.25.2006	to 07.23.2013

Note: All dates are shown month/day/year.

APPENDIX	GENERAL INFORMATION

     Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO.

(2)	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

     As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares which fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or which were required to be entered into the register required to be kept under Section 336 of the SFO or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group.

(A)   Interests and Short Positions of Substantial Shareholders

Name of shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests
PCRD	1	1,528,781,171	28.45%
PCGH	2	1,549,938,605	28.85%
Star Ocean Ultimate Limited	3	1,549,938,605	28.85%
The Ocean Trust	3	1,549,938,605	28.85%
The Starlite Trust	3	1,549,938,605	28.85%
OS Holdings Limited	3	1,549,938,605	28.85%
Ocean Star Management Limited	3	1,549,938,605	28.85%
The Ocean Unit Trust	3	1,549,938,605	28.85%
The Starlite Unit Trust	3	1,549,938,605	28.85%

Short Positions
PCRD	4	321,176,469	5.98%
PCGH	4	321,176,469	5.98%
Star Ocean Ultimate Limited	4	321,176,469	5.98%
The Ocean Trust	4	321,176,469	5.98%
The Starlite Trust	4	321,176,469	5.98%
OS Holdings Limited	4	321,176,469	5.98%
Ocean Star Management Limited	4	321,176,469	5.98%
The Ocean Unit Trust	4	321,176,469	5.98%
The Starlite Unit Trust	4	321,176,469	5.98%

APPENDIX	GENERAL INFORMATION

Notes:

1.	These interests represented (i) PCRD’s beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 45.14% owned subsidiary, Pacific Century Insurance Holdings Limited (“PCIHL”), in 2,007,870 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company.

2.	These interests represented (i) PCGH’s beneficial interests in 20,354,286 shares and 803,148 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCGH’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.32% of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3.	On 18 April 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4.	PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the paragraph (1)(B) under the sub-section headed “Short Positions in the Shares and Underlying Shares of the Company”.

APPENDIX	GENERAL INFORMATION

(B)    Interests and Short Positions of Other Persons Required to be Disclosed under the SFO

     As at the Latest Practicable Date, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/ underlying shares held	Percentage of issued share capital

Interests
Ocean Star Investment Management Limited	Note	1,549,938,605	28.85%
Lehman Brothers Holdings Inc.		434,546,309	8.09%

Short Positions
Ocean Star Investment Management Limited	Note	321,176,469	5.98%
Lehman Brothers Holdings Inc.		415,543,117	7.73%

Note:

Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100% of PCGH (see above).

APPENDIX	GENERAL INFORMATION

(C)    Interests in Other Members of the Group

Name of non-wholly owned subsidiaries of the Company	Name of registered substantial shareholder(s)	Number of shares held by substantial shareholder(s)	Holding percentage

Unihub China Information	China Huaxin Post and	N/A	50%
Technology Company Limited	Telecommunications
	Economy Development Centre

Pacific CyberTrans (Holdings) Co. Ltd.	Huajian Digital Technology Co. Ltd.	4,900 ordinary shares	49%

PCCWERA Limited	Era Communications Company Limited	2,812,500 ordinary shares	45%

ChinaBiG Limited	China United	5,961,538 ordinary shares	16.60%
	Telecommunications Corp (HK) Ltd.

CSL United Personalcom Limited	Tin Sing Telecom Limited	33,000 ordinary shares	33%

JRM (BVI) Company Limited	El Grande Holdings Limited	240 ordinary shares	20%
	China Management Service	120 ordinary shares,	10%
	Limited	999,880 preferred shares	12%

PowerbaseEngines Holdings	Sybond Venture Limited	2,500 ordinary shares	29.41%
Company Limited

PCCW (Macau), Limitada	Mappa-Macau Projects &	1 ordinary share	25%
	Promotions Agency Limited	(issued at MOP$500,000)

Omnilink Technology Limited	I-strength Developments	350,000 ordinary shares	23.57%
	Limited

Hoover Express Limited	Luen Yum Development	2,000 ordinary shares	20%
	Company Limited

Stable King Development Company Limited	Luen Yum Development	20 ordinary shares	20%
	Company Limited

Ocean Fine Pte Limited	Ocean Fine Industrial	15 ordinary shares	15%
	Development Limited

Unicom Yellow Pages Information	Unicom Xing Ye Service &	N/A	20%
Co., Ltd.	Technology Company Limited

APPENDIX	GENERAL INFORMATION

Name of non-wholly owned subsidiaries of the Company	Name of registered substantial shareholder(s)	Number of shares held by substantial shareholder(s)	Holding percentage

Beijing Continental Gas Co., Ltd.		N/A	10%
			10%
	Max Matrix Development Limited		10%

Chongqing Golden Unity Ceramics Co., Ltd		N/A	30%
.
Top Power Holdings Limited	Realux Limited	27 ordinary shares	27%

Companion-First Top Limited	Danta Enterprises (International) Corporation	250,000 ordinary shares	25%

King Unity Investments Limited	Chen Ming Yin, Tiffany	2,600 ordinary shares	13%

Shanghai Companion Building Material Co., Ltd.		N/A	10%

Wenzhou Xishan United Ceramics Co., Ltd.		N/A	26.5%

     Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered into the register required to be kept under section 336 of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group.

(3)    SERVICE CONTRACTS

     Save as otherwise disclosed below, none of the Directors had (or proposed to have), as at the Latest Practicable Date, any service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation).

     So Chak Kwong, Jack entered into a service contract with the Company for a period of 3 years commencing on 25 July 2003. Mr So’s service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract.

APPENDIX	GENERAL INFORMATION

(4)     DIRECTORS’ INTERESTS IN COMPETING BUSINESS 14.64(8)

     The following are interests of the Directors in businesses apart from the Group’s business, which compete or are likely to compete, either directly or indirectly, with the Group’s business:

Name of Director	Names of investee companies	Nature of business	Nature of interests

Li Tzar Kai, Richard	Cheung Kong (Holdings) Limited (“Cheung Kong”) and its subsidiaries (“Cheung Kong Group”)	Property development and investment, hotel and serviced suite operation, property and project management and investment in securities	Deemed interests in Cheung Kong (Note 1)

	Hutchison Whampoa Limited (“HWL”) and its subsidiaries (“Hutchison Group”)	Ports and related services, telecommunications, property and hotels, retail and manufacturing and energy and infrastructure	Certain personal and deemed interests in HWL (Note 2)

Yuen Tin Fan, Francis	Kee Shing (Holdings) Limited (“KSH”) and its subsidiaries	Sale of chemicals and metals, property and security investment	Non-executive director and deemed interests of 22.84% of KSH through a controlled corporation and as founder of a trust

Chung Cho Yee, Mico (Note 3)	Capital Strategic Investment Limited (“CSI”) and its subsidiaries	Property holding, leasing of property, investment holding and sale of securities	Non-executive director and beneficial owner of 37.54% of CSI
Notes:

1.	Certain business of the Cheung Kong Group may compete with certain aspects of the business of the Group. Li Tzar Kai, Richard is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of Cheung Kong. Li Tzar Kai, Richard holds one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Cheung Kong Group.

APPENDIX	GENERAL INFORMATION

2.	Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until 16 August 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

3.	Chung Cho Yee, Mico holds direct personal interest in a private company, which engages in property investment or development in Repulse Bay, Hong Kong.

     In addition, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen, Alexander Anthony Arena and Lee Chi Hong, Robert are directors of certain private companies (the “Private Companies”), which are engaged in property development and investment in Hong Kong (a development called Gough Hill) and/or Japan (investment in certain residential properties and a commercial building).

     Further, Li Tzar Kai, Richard, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD. PCRD acts as an investment holding company of, among others, interests in the Company and certain property development interests in Singapore and India.

     The business interests in Hong Kong for the Private Companies are not significant when compared to the business of the Group, it is unlikely that the excluded businesses may compete with the property business of the Group. For the excluded businesses in Japan, Singapore and India, they are unlikely to be competing with the existing investment and development property portfolio of the Group for the time being.

     Li Tzar Kai, Richard has a controlling interest in certain Private Companies. Further, he is or may be regarded as interested in PCRD and PCGH due to the interests as disclosed in the above paragraph (1)(A) under the section headed “Directors’ and Chief Executive’s Interests and Short Positions in the Shares of the Company and its Associated Corporations” in this appendix.

     As those companies disclosed above, which might have competing businesses with the Group were involved in the development and/or investment of properties of different types and/or in different locations, the Group has been operating independently of, and at arms length from, the businesses of those companies.

     In addition, the Group held minority equity interests in a number of Internet-related companies in which the Group was entitled to appoint, and has appointed, one or more directors to the board of these companies to represent the interests of the Group. Some or all of these companies may compete directly or indirectly, with certain aspects of the Group’s business.

APPENDIX	GENERAL INFORMATION

(5)    LITIGATION

     Save as disclosed below, as at the Latest Practicable Date, no member of the Group was engaged in any litigation of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

     Reach Networks Hong Kong Limited (“Reach Networks”) has instituted legal proceedings against Wharf T&T Limited (“Wharf”) to recover international delivery fees mistakenly paid or payable to Wharf during the period from 1996 to 1998. The amount claimed is around HK$157 million plus interest. Wharf has filed a counterclaim against Reach Networks for HK$78.5 million. Reach Networks’ action may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of the Company’s Internet protocol backbone operations to Reach Ltd., as part of the Company’s joint venture with Telstra Corporation Limited, the Company or its nominee retains the right to any proceeds if these proceedings are successful, and the Company or its nominee will be responsible for the conduct of these proceedings and all liabilities, costs and expenses incurred in connection with these proceedings.

     On 23 April 2002, a writ of summons was issued against PCCW-HKT, by New Century Infocomm Tech Co., Ltd. for PCCW-HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTN”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on 24 July 2000. The total claim against PCCW-HKT amounted to approximately HK$102 million (NT$418 million), being the purchase price of shares in TTN, contractual interest for the period from 1 January 2001 to 2 January 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance (Chapter 4 of the Laws of Hong Kong). However, this figure should be reduced by the current market value of the shares in TTN which would be transferred to PCCW-HKT in the event that the claimants are successful in their claim. A defence was filed by PCCW-HKT on 29 May 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that PCCW-HKT has valid defences and therefore no provision has been made.

(6)    QUALIFICATION OF EXPERT

     The following is the qualification of the expert who has given opinions or advice which are contained in this circular:

Name	Qualification

CB Richard Ellis Limited	Property valuer

     As at the Latest Practicable Date, CB Richard Ellis Limited was independent of and not connected with the Directors or chief executive, substantial shareholder (as defined under the Listing Rules) of the Company or any of their respective associates. CB Richard Ellis Limited was not interested beneficially in the share capital of any member of the Group and did not have any right to subscribe (or to nominate persons to subscribe) for securities in any member of the Group.

APPENDIX	GENERAL INFORMATION

(7)	CONSENT

     CB Richard Ellis Limited has given and has not withdrawn its written consent to the issue of this circular with the references to its name, in the form and context in which it appears.

(8)	MISCELLANEOUS

(A)	The registered office of the Company is situated at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(B)	The company secretary of the Company is Hubert Chak, MBA, BSc (ME).

(C)	The qualified accountant of the Company is Peter Anthony Allen. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore.

(D)	In the event of inconsistency, the English version of this circular shall prevail over the Chinese text.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990

email: hkinfo00008@computershare.com.hk

Chinese Translation

     A Chinese translation of this circular is available on the Company’s website at www.pccw.com or from the Company’s registered office at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on request.

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